Mail Stop 4561

October 16, 2009

Paul O'Callaghan
Chief Executive Officer
Jacada Ltd.
11 Galgalei Haplada St.
P.O. Box 12175
Herzliya 46722, Israel

     Re: **Jacada Ltd.**
               Form 20-F for the Fiscal Year Ended December 31, 2008
               Filed April 16, 2009
               File No. 000-30342

Dear Mr. O'Callaghan:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief